Registration Statement No. 333-237342

Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated August 7, 2020 to the Prospectus, the Prospectus Supplement

and the Product Supplement, each dated April 20, 2020

 US5,000,000

Autocallable Buffer Notes with Fixed Interest Payments due April 12, 2021 Linked to the Lesser Performing of the SPDR® S&P 500® ETF Trust, the SPDR® Dow Jones® Industrial Average ETF Trust and the iShares® Russell 2000 ETF

•	The notes are designed for investors who are seeking fixed periodic interest payments equal to 0.75% of the principal amount per month (9% per annum), as well as a return of principal if the closing price of each of the exchange traded funds set forth above (the “Underlying Assets”) on any monthly Call Date beginning on November 9, 2020 is greater than or equal to 100% of its Initial Stock Price (the “Call Level”). Investors should be willing to have their notes automatically redeemed prior to maturity and be willing to receive securities at maturity that are worth significantly less than their principal at maturity.

•	The notes will bear interest at a rate equal to 0.75% of the principal amount per month ($7.50 per $1,000 in principal amount). Interest will be payable on the 12th day of each month (or the next business day, if not a business day), beginning in September 2020, until the maturity date, subject to the automatic redemption feature.

•	If on any monthly Call Date beginning in November 2020, the closing price of each Underlying Asset is greater than or equal to its Call Level, the notes will be automatically called. On the applicable Call Settlement Date (as defined below), for each $1,000 principal amount, investors will receive the principal amount plus the applicable interest payment.

•	The notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on the Final Stock Price of each of the Underlying Assets and whether the closing price of any Underlying Asset has declined from its Initial Stock Price below its Buffer Price as of the Valuation Date, as described below.

•	If the notes are not automatically redeemed, and the Final Stock Price for any of the Underlying Assets is less than its Buffer Price on the Valuation Date, investors will receive shares of the Lesser Performing Underlying Asset. In such a case, the shares that you receive will represent a loss of approximately 1% of the principal amount for each 1% that the Final Stock Price of that Underlying Asset is less than its Buffer Price.

•	The notes will not be listed on any securities exchange.

•	All payments on the notes are subject to the credit risk of Bank of Montreal.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•

Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below. The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”).

Terms of the Notes:

Pricing Date: August 7, 2020	Valuation Date: April 7, 2021
Settlement Date: August 12, 2020	Maturity Date: April 12, 2021

Specific Terms of the Notes:

Autocallable Note Number	Underlying Asset	Ticker Symbol	Initial Stock Price	Buffer Price (87.75% of the Initial Stock Price)*	Interest Rate	CUSIP	Principal Amount	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal
ARC872	SPDR® S&P 500® ETF Trust	SPY	$334.57	$293.59	9% (0.75% per month)	06367W3F8	$5,000,000	100%	0.25% US$12,500	99.75% US$4,987,500
	SPDR® Dow Jones® Industrial Average ETF Trust	DIA	$274.62	$240.98
	iShares® Russell 2000 ETF	IWM	$156.17	$137.04

* Rounded to two decimal places

(1) Certain dealers who purchased the notes for sale to certain fee-based advisory accounts may have foregone some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts was between $997.50 and $1,000 per $1,000 in principal amount.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-5 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and the “Risk Factors” sections beginning on page S-1 of the prospectus supplement and on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

On the date of this pricing supplement, based on the terms set forth above, the estimated initial value of the notes is $983.70. As discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

BMO Capital Markets Corp.

Key Terms of the Notes:

Underlying Assets:	The SPDR® S&P 500® ETF Trust (NYSE Arca symbol: SPY), the SPDR® Dow Jones® Industrial Average ETF Trust (NYSE Arca symbol: DIA) and the iShares® Russell 2000 ETF (NYSE Arca symbol: IWM). See the section below entitled “The Underlying Assets” for additional information.

Interest Rate:	9% per annum (0.75% of the principal amount per month) unless earlier redeemed. Accordingly, each interest payment will equal $7.50 for each $1,000 in principal amount per month.

Interest Payment Dates:	Interest will be paid on the 12th day each month (or the next business day, if not a business day) beginning in September 2020 to and including the Maturity Date, subject to the automatic redemption feature.

Automatic Redemption:	If, on any monthly Call Date beginning on November 9, 2020, the closing price of each Underlying Asset is greater than or equal to its Call Level, the notes will be automatically redeemed.

Payment upon Automatic Redemption:	If the notes are automatically redeemed, then, on the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive $1,000 plus the applicable interest payment.

Call Dates:	The 3rd trading day prior to a Call Settlement Date, beginning on November 9, 2020. Each Call Date is subject to postponement, as set forth in the product supplement in the section “General Terms of the Notes—Market Disruption Events.”

Call Settlement Dates:	The 12th day of each month (or the next business day, if not a business day), beginning on November 12, 2020. The Call Settlement Date for the final Call Date will be the Maturity Date.

Payment at Maturity:	If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Underlying Assets. You will receive $1,000 for each $1,000 in principal amount of the notes, unless the Final Stock Price of the Lesser Performing Asset is less than its Buffer Price.

If the Final Stock Price of the Lesser Performing Underlying Asset is less than its Buffer Price, you will receive at maturity, for each $1,000 in principal amount of your notes, the Physical Delivery Amount, consisting of shares of the Lesser Performing Underlying Asset. The Physical Delivery Amount, if payable, is expected to be worth less than the principal amount of your notes.

In each case, you will also receive the final interest payment at maturity.

Physical Delivery Amount:

A number of shares of the Lesser Performing Underlying Asset, determined by the calculation agent, that is equal to the Cash Delivery Amount divided by the Final Stock Price of the Lesser Performing Reference Asset. We will pay the value of any fractional shares in cash.

If we or the calculation agent determine in our or its reasonable discretion that we are unable to pay the Physical Delivery Amount using commercially reasonable efforts, we may pay the Cash Delivery Amount in lieu of the Physical Delivery Amount.

If the Final Stock Price of the Lesser Performing Underlying Asset is $0, we will pay the Cash Delivery Amount of $122.50 at maturity.

Cash Delivery Amount:	For each $1,000 in principal amount of the Notes, an amount equal to: $1,000 + [$1,000 x (Percentage Change + Buffer Percentage)]

Lesser Performing Underlying Asset:	The Underlying Asset that has the lowest Percentage Change.

Monitoring Period:	The Valuation Date only.

Percentage Change:	Final Stock Price – Initial Stock Price	, expressed as a percentage
Initial Stock Price

Initial Stock Price:	With respect to each Underlying Asset, its closing price on the Pricing Date, as specified on the cover page of this pricing supplement. The Initial Stock Price and the Buffer Price are each subject to adjustment in certain circumstances. See “General Terms of the Notes — Payment at Maturity” and “— Anti-dilution Adjustments” in the product supplement for additional information about these adjustments.

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Call Level:	With respect to each Underlying Asset, 100% of its Initial Stock Price.

Final Stock Price:	The closing price of the applicable Underlying Asset on the Valuation Date.

Buffer Price:	With respect to each Underlying Asset, 87.75% of the Initial Stock Price (rounded to two decimal places), as specified on the cover page of this pricing supplement.

Buffer Percentage:	12.25%

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

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Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated April 20, 2020, the prospectus supplement dated April 20, 2020 and the prospectus dated April 20, 2020. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated April 20, 2020: https://www.sec.gov/Archives/edgar/data/927971/000121465920003522/j420202424b5.htm

•	Prospectus supplement dated April 20, 2020: https://www.sec.gov/Archives/edgar/data/927971/000119312520112249/d908040d424b5.htm

•	Prospectus dated April 20, 2020: https://www.sec.gov/Archives/edgar/data/927971/000119312520112240/d903160d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971. As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

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Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying Assets. These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•	Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. If the notes are not automatically redeemed, the payment at maturity will be based on the Final Stock Price of the Lesser Performing Underlying Asset. If the Final Stock Price of the Lesser Performing Underlying Asset is less than its Buffer Price, you will receive the Physical Delivery Amount. As of the Valuation Date, the Physical Delivery Amount will be worth 1% less than the principal amount for each 1% that the Final Stock Price of the Lesser Performing Underlying Asset is less than its Buffer Price. Accordingly, you could lose substantially all of the principal amount of your notes, and your payments on the notes could be limited to the interest payments. In addition, the value of the Physical Delivery Amount may further decrease between the Valuation Date and the maturity date.

•	Your notes are subject to automatic early redemption. — We will redeem the notes if the closing price of each Underlying Asset on any Call Date beginning on November 9, 2020 is greater than or equal to its Call Level. Following an automatic redemption, you will not receive any additional interest payments on the notes, and you may not be able to reinvest your proceeds in an investment with returns that are comparable to the notes.

•	Your return on the notes is limited to the interest payments, regardless of any appreciation in the value of any Underlying Asset. — You will not receive a payment at maturity with a value greater than your principal amount plus the final interest payment. In addition, if the notes are automatically called, you will not receive a payment greater than the principal amount plus the interest payment, even if the closing price of any Underlying Asset exceeds the Call Level by a substantial amount. Accordingly, your maximum return on the notes is equal to the monthly interest payments over the term of the notes.

•	Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay any amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•	Your payment at maturity may be determined solely by reference to the Lesser Performing Underlying Asset, even if the other Underlying Assets perform better. — If the Final Stock Price of any Underlying Asset is less than its Buffer Price, your payment at maturity will be determined by reference to the performance of the Lesser Performing Underlying Asset. Even if the other Underlying Assets have appreciated in value compared to their respective Initial Stock Prices, or have experienced a decline that is less than that of the Lesser Performing Underlying Asset, your return at maturity will only be determined by reference to the performance of the Lesser Performing Underlying Asset. Because each Underlying Asset tracks a different segment of the U.S. securities markets, their performance may be correlated, and they all may decrease in value at comparable times and to a comparable extent during the term of the notes.

•	The payments on the notes will be determined by reference to each Underlying Asset individually, not to a basket, and the payments on the notes will be based on the performance of the Lesser Performing Underlying Asset. — The payment at maturity will be determined only by reference to the performance of the Lesser Performing Underlying Asset, regardless of the performance of the other Underlying Assets. The notes are not linked to a weighted basket, in which the risk may be mitigated and diversified among each of the basket components. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. As a result, the depreciation of one basket component could be mitigated by the appreciation of the other basket components, as scaled by the weighting of that basket component. However, in the case of the notes, the individual performance of each Underlying Asset would not be combined, and the depreciation of an Underlying Asset would not be mitigated by any appreciation of the other Underlying Assets. Instead, your return at maturity will depend solely on the Final Stock Price of the Lesser Performing Underlying Asset.

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•	Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Underlying Assets or the securities held by the Underlying Assets on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the prices of the Underlying Assets and, therefore, the market value of, and the payments on, the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Assets. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•	Our initial estimated value of the notes is lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The price to public of the notes exceeds our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value. These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.

•	Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this pricing supplement was derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Underlying Assets, dividend rates and interest rates. Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the Pricing Date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

•	The terms of the notes were not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we used an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

•	Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public. This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the underwriting discount and selling concessions, and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs. As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public. Any sale that you make prior to the maturity date could result in a substantial loss to you.

•	Owning the notes is not the same as owning shares of the Underlying Assets or a security directly linked to the Underlying Assets. — The return on your notes will not reflect the return you would realize if you actually owned shares of the Underlying Assets or a security directly linked to the performance of the Underlying Assets and held that investment for a similar period. Your notes may trade quite differently from the Underlying Assets. Changes in the prices of the Underlying Assets may not result in comparable changes in the market value of your notes. Even if the prices of the Underlying Assets increase during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent. It is also possible for the market value of the notes to decrease while the prices of the Underlying Assets increase. In addition, any dividends or other distributions paid on the Underlying Assets will not be reflected in the amount payable on the notes. The return on the notes may be less than the return on an investment in the Underlying Assets.

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•	You will not have any shareholder rights and will have no right to receive any shares of the Underlying Assets at maturity. — Investing in your notes will not make you a holder of any shares of the Underlying Assets, or any securities held by the Underlying Assets. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, or any other rights with respect to those securities.

•	Changes that affect the Underlying Indices will affect the market value of the notes, whether the notes will be automatically called, and the amount you will receive at maturity. — The policies of the index sponsor of each index to which the Underlying Assets are linked (each, an “Underlying Index”), concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Underlying Assets, the amounts payable on the notes, whether the notes are automatically called, and the market value of the notes prior to maturity. The amounts payable on the notes and their market value could also be affected if the applicable index sponsor changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if the index sponsor discontinues or suspends the calculation or publication of the Underlying Index.

•	We have no affiliation with the index sponsors of the Underlying Indices and will not be responsible for their actions. — The sponsors of the Underlying Indices are not our affiliates, and will not be involved in the offering of the notes in any way. Consequently, we have no control over the actions of these index sponsors, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The index sponsors have no obligation of any sort with respect to the notes. Thus, the index sponsors have no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes. None of our proceeds from the issuance of the notes will be delivered to the index sponsors.

•	Adjustments to the Underlying Assets could adversely affect the notes. — The sponsor and advisor of each Underlying Asset is responsible for calculating and maintaining that Underlying Asset. The sponsor and advisor of each Underlying Asset can add, delete or substitute the stocks comprising an Underlying Asset or make other methodological changes that could change the share price of the Underlying Assets at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amounts payable on the notes and/or the market value of the notes.

•	We and our affiliates do not have any affiliation with the investment advisors or the Underlying Asset Issuers and are not responsible for their public disclosure of information. — The investment advisor of each Underlying Asset Issuer advises the Underlying Asset Issuer on various matters, including matters relating to the policies, maintenance and calculation of the Underlying Asset. We and our affiliates are not affiliated with these investment advisors or the Underlying Asset Issuers in any way and have no ability to control or predict their actions, including any errors in or discontinuance of disclosure regarding the methods or policies relating to the Underlying Assets. Neither the investment advisors nor the Underlying Asset Issuers are involved in the offering of the notes in any way or have any obligation to consider your interests as an owner of the notes in taking any actions relating to the Underlying Asset Issuers that might affect the value of the notes. Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the investment advisors, the Underlying Asset Issuers or the Underlying Assets contained in any public disclosure of information. You, as an investor in the notes, should make your own investigation into the Underlying Asset Issuers.

•	The correlation between the performance of the Underlying Assets and the performance of the Underlying Indices may be imperfect. — The performance of each Underlying Asset is linked principally to the performance of the applicable Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on an Underlying Asset may correlate imperfectly with the return on its Underlying Index.

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•	The Underlying Assets are subject to management risks. — The Underlying Assets are subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.

•	Lack of liquidity. — The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

•	Hedging and trading activities. — We or any of our affiliates may have carried out or may carry out hedging activities related to the notes, including in the Underlying Assets, the securities that it holds, or instruments related to the Underlying Assets. We or our affiliates may also trade in the Underlying Assets, such securities, or instruments related to the Underlying Assets from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect the payments on the notes.

•	Many economic and market factors will influence the value of the notes. — In addition to the prices of the Underlying Assets and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

•	You must rely on your own evaluation of the merits of an investment linked to the Underlying Assets. — In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the prices of the Underlying Assets or the securities held by the Underlying Assets. One or more of our affiliates have published, and in the future may publish, research reports that express views on the Underlying Assets or these securities. However, these views are subject to change from time to time. Moreover, other professionals who deal in the markets relating to Underlying Assets at any time may have significantly different views from those of our affiliates. You are encouraged to derive information concerning the Underlying Assets from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

•	An Investment in Notes Linked to IWM Is Subject to Risks Associated with an Investment in Stocks with a Small Market Capitalization. The IWM is linked to stocks issued by companies with relatively small market capitalizations. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies. As a result, the share price of the IWM may be more volatile than that of a market measure that does not track solely small-capitalization stocks. Stock prices of small-capitalization companies are also often more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, and be less attractive to many investors if they do not pay dividends. In addition, small capitalization companies are often less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of those individuals. Small capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large-capitalization companies. These companies may also be more susceptible to adverse developments related to their products or services.

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•	Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments.  According to the notice, the Internal Revenue Service and the U.S. Treasury are actively considering whether the holder of such instruments should be required to accrue ordinary income on a current basis.  While it is not clear whether the notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Please read carefully the section entitled “Supplemental U.S. Federal Income Tax Considerations” in this pricing supplement, the section entitled “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

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Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes

The following table illustrates the hypothetical payments on a note at maturity, assuming that the notes are not automatically called. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Stock Price of $100.00 for each Underlying Asset, a hypothetical Buffer Price of $87.75 for each Underlying Asset (87.75% of its hypothetical Initial Stock Price), a hypothetical Call Level of $100.00 for each Underlying Asset (100% of its hypothetical Initial Stock Price), a range of hypothetical Final Stock Prices of the Lesser Performing Underlying Asset and the effect on the payment at maturity.

The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically called, the actual cash amount that you will receive at maturity will depend upon the Final Stock Prices of the Underlying Assets. If the notes are automatically called prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the principal amount plus the applicable interest payment.

The table below does not reflect the interest payments on the notes.

Hypothetical Final Stock Price of the Lesser Performing Underlying Asset	Hypothetical Final Stock Price of the Lesser Performing Underlying Asset Expressed as a Percentage of the Initial Stock Price	Payment at Maturity (Excluding the Final Interest Payment)(1)
150.00	150.00%	$1,000.00
125.00	125.00%	$1,000.00
110.00	110.00%	$1,000.00
100.00	100.00%	$1,000.00
95.00	95.00%	$1,000.00
90.00	90.00%	$1,000.00
87.75	87.75%	$1,000.00
85.00	85.00%	Cash Delivery Amount of $972.50 (11.44 shares due at maturity)
70.00	70.00%	Cash Delivery Amount of $822.50 (11.75 shares due at maturity)
50.00	50.00%	Cash Delivery Amount of $622.50 (12.45 shares due at maturity)
25.00	25.00%	Cash Delivery Amount of $372.50 (14.9 shares due at maturity)
10.00	10.00%	Cash Delivery Amount of $225.00 (22.50 shares due at maturity)
1.00	1.00%	Cash Delivery Amount of $132.50 (132.50 shares due at maturity)

(1) Any fractional amounts of shares will be payable in cash.

For example, if the Final Stock Price of the Lesser Performing Underlying Asset is $50, the payment at maturity will be calculated as follows:

Cash Delivery Amount = $1,000 + [$1,000 x (Percentage Change + Buffer Percentage)]

Cash Delivery Amount = $622.50

$622.50 divided by the Final Stock Price of $50 equals 12.45. Accordingly, for each $1,000 in principal amount of the notes, we would deliver to you 12.45 shares of the Lesser Performing Underlying Asset. (We will pay the value of any fractional shares in cash.)

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Supplemental U.S. Federal Income Tax Considerations

The following table sets forth the amount of stated interest on the notes and the portion that will be treated as an interest payment and as payment for the Put Option for U.S. federal income tax purposes.

Interest Rate per Annum	Treated as an Interest Payment	Treated as Payment for the Put Option
9%	0.511%	8.489%

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement dated April 20, 2020 under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes, except that the following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product supplement.

Under current Internal Revenue Service guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this pricing supplement unless such notes are “delta-one” instruments. Based on our determination that the notes are not delta-one instruments, non-U.S. holders should not generally be subject to withholding on dividend equivalent payments, if any, under the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or each additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM, which will not exceed the commission set forth on the cover page. We or one of our affiliates may also pay a referral fee to certain dealers of up to 0.40% of the principal amount in connection with the distribution of the notes.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document. Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We will deliver the notes on a date that is greater than two business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Assets or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

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For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the underwriting discount and the selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the European Economic Area (the “EEA”) or in the U.K. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the U.K. has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the U.K. may be unlawful under the PRIIPs Regulation.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes that is set forth on the cover page of this pricing supplement equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions are derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the estimated initial value of the notes on the Pricing Date was determined based on market conditions on the Pricing Date.

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The Underlying Assets

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with the Underlying Asset Issuers, and the Underlying Asset Issuers will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the shares of the Underlying Assets or any securities included in the Underlying Indices. Neither we nor any of our affiliates participates in the preparation of the publicly available documents described below. Neither we nor any of our affiliates has made any due diligence inquiry with respect to the Underlying Assets in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below and that would affect the trading price of the shares of the Underlying Assets, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Assets could affect the price of the shares of the Underlying Assets on each Call Date and on the Valuation Date, and therefore could affect the payments on the notes.

The selection of the Underlying Assets is not a recommendation to buy or sell the shares of the Underlying Assets. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Underlying Assets. Information provided to or filed with the SEC under the Exchange Act and the Investment Company Act of 1940 relating to the Underlying Assets may be obtained through the SEC’s website at http://www.sec.gov. None of that information is included or incorporated by reference in this pricing supplement.

We encourage you to review recent prices of the Underlying Assets prior to making an investment decision with respect to the notes.

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SPDR® S&P 500® ETF Trust (“SPY”)

The SPY seeks to provide investment results that, before fees and expenses, correspond generally to the performance of the S&P 500® Index. The SPY utilizes a “replication” investment approach in attempting to track the performance of the underlying index. The SPY typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. Shares of the SPY are listed on the NYSE Arca under the symbol “SPY.”

The S&P 500® Index

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of this Reference Asset is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

S&P calculates this Reference Asset by reference to the prices of the constituent stocks of this Reference Asset without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the constituent stocks of the S&P 500® Index and received the dividends paid on those stocks.

Computation of the S&P 500® Index

While S&P currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Payment at Maturity.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the S&P 500® Index. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the S&P 500® Index. Constituents of the S&P 500® Index prior to July 31, 2017 with multiple share class lines were grandfathered in and continue to be included in the S&P 500® Index. If a constituent company of the S&P 500® Index reorganizes into a multiple share class line structure, that company will remain in the S&P 500® Index at the discretion of the S&P Index Committee in order to minimize turnover.

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The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company’s total shares outstanding of 5% or more due to public offerings are made as soon as reasonably possible. Other changes of 5% or more (for example, due to tender offers, Dutch auctions, voluntary exchange offers, company stock repurchases, private placements, acquisitions of private companies or non-index companies that do not trade on a major exchange, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are generally announced on Fridays for implementation after the close of trading the following Friday (one week later). If a 5% or more share change causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.

The SPDR® Dow Jones® Industrial Average ETF Trust

The DIA seeks to provide investment results that, before fees and expenses, correspond generally to the performance of the Dow Jones Industrial Average. The DIA utilizes a “replication” investment approach in attempting to track the performance of the underlying index. The DIA typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. The shares of this Underlying Asset trade on the NYSE Arca under the symbol “DIA.”

The Dow Jones Industrial Average™ (“INDU”)

The INDU is a price-weighted index, which means an underlying stock’s weight in the INDU is based on its price per share rather than the total market capitalization of the issuer. The INDU is designed to provide an indication of the composite performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The corporations represented in the INDU tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors.

The INDU is maintained by an Averages Committee comprised of three representatives of S&P Dow Jones Indices and two representatives of The Wall Street Journal (“WSJ”). The Averages Committee was created in March 2010, when Dow Jones Indexes became part of CME Group Index Services, LLC, a joint venture company owned by CME Group Inc. and by Dow Jones & Company. Generally, composition changes occur only after mergers, corporate acquisitions or other dramatic shifts in a component's core business. When such an event necessitates that one component be replaced, the entire INDU is reviewed. As a result, when changes are made they typically involve more than one component. While there are no rules for component selection, a stock typically is added only if the company has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors.

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Changes in the composition of the INDU are made entirely by the Averages Committee without consultation with the corporations represented in the INDU, any stock exchange, any official agency or us. Unlike most other indices, which are reconstituted according to a fixed review schedule, constituents of the INDU are reviewed on an as-needed basis. Changes to the common stocks included in the INDU tend to be made infrequently, and the underlying stocks of the INDU may be changed at any time for any reason. The companies currently represented in the INDU are incorporated and headquartered in the United States and its territories and their stocks are listed on the New York Stock Exchange and Nasdaq.

The INDU initially consisted of 12 common stocks and was first published in the WSJ in 1896. The INDU was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the INDU has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the INDU have been changed on a relatively infrequent basis.

Computation of the INDU

The level of the INDU is the sum of the primary exchange prices of each of the 30 component stocks included in the INDU, divided by a divisor that is designed to provide a meaningful continuity in the level of the INDU. Because the INDU is price-weighted, stock splits or changes in the component stocks could result in distortions in the index level. In order to prevent these distortions related to extrinsic factors, the divisor is periodically changed in accordance with a mathematical formula that reflects adjusted proportions within the INDU. The current divisor of the INDU is published daily in the WSJ and other publications. In addition, other statistics based on the INDU may be found in a variety of publicly available sources.

iShares® Russell 2000 ETF

This Underlying Asset seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Russell 2000® Index. This Underlying Asset typically earns income dividends from securities included in the Russell 2000® Index. These amounts, net of expenses and taxes (if applicable), are passed along to its shareholders as “ordinary income.” In addition, this Underlying Asset realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because your notes are linked only to the share price of the Underlying Asset, you will not be entitled to receive income, dividend, or capital gain distributions from the Underlying Asset or any equivalent payments.

The shares of this Underlying Asset trade on the NYSE Arca, Inc. under the symbol “IWM”.

The Russell 2000® Index (the “RTY”)

The RTY was developed by Russell Investments (“Russell”) before FTSE International Limited (“FTSE”) and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group. Russell began dissemination of the RTY (Bloomberg L.P. index symbol “RTY”) on January 1, 1984. The RTY was set to 135 as of the close of business on December 31, 1986. FTSE Russell calculates and publishes the RTY. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies. The RTY is determined, comprised, and calculated by FTSE Russell without regard to the notes.

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Selection of Stocks Comprising the RTY

All companies eligible for inclusion in the RTY must be classified as a U.S. company under FTSE Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades on a standard exchange in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, FTSE Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”) from all exchanges within a country. Using the HCIs, FTSE Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, FTSE Russell will use the primary location of the company’s revenue for the same cross-comparison and assigns the company to the appropriate country in a similar fashion. FTSE Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, FTSE Russell will assign the company to the country in which its headquarters are located unless the country is a Benefit Driven Incorporation “BDI” country. If the country in which its headquarters are located is a BDI, it will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned. “N shares” of companies controlled by entities or individuals based in mainland China are not eligible for inclusion in the RTY.

All securities eligible for inclusion in the RTY must trade on a major U.S. exchange. Stocks must have a closing price at or above $1.00 on their primary exchange on the “rank day” in May of each year (timetable is announced each spring) to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. FTSE Russell adds initial public offerings (IPOs) each quarter to ensure that new additions to the institutional investing opportunity set are reflected in representative indexes. A stock added during the quarterly IPO process is considered a new index addition, and therefore must have a closing price on its primary exchange at or above $1.00 on the last day of the eligibility period in order to qualify for index inclusion. If an existing index member does not trade on the rank day, it must price at $1.00 or above on another eligible U.S. exchange to remain eligible.

Royalty trusts, limited liability companies, closed-end investment companies (companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC, including business development companies, are not eligible), blank check companies, special-purpose acquisition companies, exchange traded funds, mutual funds and limited partnerships are ineligible for inclusion. Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, installment receipts and trust receipts are not eligible for inclusion in the RTY.

Annual reconstitution is a process by which the RTY is completely rebuilt. On the rank day of May, all eligible securities are ranked by their total market capitalization. The largest 4,000 become the Russell 3000E Index, and the other FTSE Russell indexes are determined from that set of securities. Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, FTSE Russell adds initial public offerings to the RTY on a quarterly basis based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

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Validity of the Notes

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Senior Indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed and issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to the following limitations (i) the enforceability of the Senior Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Senior Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Senior Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Senior Debt Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated April 20, 2020, which has been filed as Exhibit 5.3 to Bank of Montreal’s Form 6-K filed with the SEC and dated April 20, 2020.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the notes, and the notes have been issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will be valid, binding and enforceable obligations of Bank of Montreal, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated April 20, 2020, which has been filed as Exhibit 5.4 to the Bank’s Form 6-K dated April 20, 2020.

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